UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 12)*

Gartner, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0005 per share
(Title of Class of Securities)

366651107
(CUSIP Number)

Silver Lake Partners, L.P. 2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025 (650) 233-8120
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366651107	Page 2 of 7 Pages

1.		NAME OF REPORTING PERSONS SILVER LAKE PARTNERS, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Not required.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not applicable.
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.		TYPE OF REPORTING PERSON PN

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CUSIP No. 366651107	Page 3 of 7 Pages

1.		NAME OF REPORTING PERSONS SILVER LAKE INVESTORS, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Not required.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not applicable.
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.		TYPE OF REPORTING PERSON PN

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CUSIP No. 366651107	Page 4 of 7 Pages

1.		NAME OF REPORTING PERSONS SILVER LAKE TECHNOLOGY INVESTORS, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Not required.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not applicable.
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.		TYPE OF REPORTING PERSON OO

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CUSIP No. 366651107	Page 5 of 7 Pages

Amendment No. 12 to Schedule 13D (Final Amendment)

This Amendment No. 12 to Schedule 13D supplements and amends the Schedule 13D of Silver Lake Partners, L.P., Silver Lake Investors, L.P., and Silver Lake Technology Investors, L.L.C. (the “Silver Lake Entities”) originally filed on April 15, 2003, as amended by Amendment No. 1 filed on September 19, 2003, Amendment No. 2 filed on June 21, 2004, Amendment No. 3 filed on August 30, 2004, Amendment No. 4 filed on May 22, 2006, Amendment No. 5 filed on June 1, 2006, Amendment No. 6 filed on September 18, 2006, Amendment No. 7 filed on December 7, 2006, Amendment No. 8 filed on June 23, 2008, Amendment No. 9 filed on June 17, 2009, Amendment No. 10 filed on August 12, 2009 and Amendment No. 11 filed on November 19, 2009 with respect to the Common Stock, par value $.0005 per share (the “Common Stock”) of Gartner, Inc. (“Gartner”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein as so defined. This Amendment No. 12 is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons, who do not intend to file any further amendments to the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 5(a)-(b) of the Schedule 13D are hereby amended and supplemented by the following:

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by the following:

Between November 19, 2009 and December 9, 2009, the Silver Lake Entities sold 826,608 shares of Common Stock in multiple open market transactions, at per share prices ranging from $18.27 to $19.97. Such shares were sold pursuant to a Rule 10b5-1 Sales Plan adopted by the Silver Lake Entities with respect to the Common Stock of the Issuer. On December 14, 2009, the Silver Lake Entities completed the sale of 7,960,641 shares of Common Stock in a registered public offering underwritten by Goldman, Sachs & Co. at a per share purchase price of $17.0625 (the “Public Offering”). In connection with the Public Offering, the Silver Lake Entities also distributed 380,850 shares of Common Stock for the sole purpose of charitable giving.

Item 5(e) of the Schedule 13D is hereby amended to read in its entirety as follows:

The Silver Lake Entities ceased to be the beneficial owners of five percent of the Common Stock on December 14, 2009.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

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CUSIP No. 366651107	Page 6 of 7 Pages

In connection with the Public Offering, certain of the rights held by the Silver Lake Entities pursuant to the Securityholders Agreement by and among Gartner and the Silver Lake Entities, dated as of April 17, 2000 and amended and restated as of July 12, 2002 terminated, including the right to designate members of the Board of Directors of Gartner (the "Board") and members of committees of the Board, registration rights for the Subject Shares and certain consent rights. Also in connection with the Public Offering, the Silver Lake Entities, Goldman Sachs & Co. and Gartner entered into an underwriting agreement containing standard representations, warranties and covenants.

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CUSIP No. 366651107	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 14, 2009

SILVER LAKE PARTNERS, L.P.
By:	Silver Lake Technology Associates, L.L.C., its General Partner
By:	/s/ Karen M. King
Name: Karen M. King Title: General Counsel
SILVER LAKE INVESTORS, L.P.
By:	Silver Lake Technology Associates, L.L.C., its General Partner
By:	/s/ Karen M. King
Name: Karen M. King Title: General Counsel
SILVER LAKE TECHNOLOGY INVESTORS, L.L.C.
By:	Silver Lake Partners Management Company, L.L.C., its Manager
By:	Silver Lake Technology Management, L.L.C., its Managing Member
By:	/s/ Karen M. King
Name: Karen M. King Title: General Counsel

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